Exhibit 99.1

Cash Store Financial releases second quarter financial and operations update; full financial results to be released May 15, 2013

Third consecutive quarter of year-over-year increases in loan fees, revenue and same branch revenues; operating margins continue to improve

EDMONTON, May 8, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX: CSF) (NYSE: CSFS) today provided a financial update for the three and six months ended March 31, 2013. Full results for the same period will be released on May 15, 2013.  The May 9, 2013 conference call is scheduled at 11:00 a.m. Eastern/9:00 a.m. Mountain. Participants can call 1-888-231-8191 with conference ID # 48787085.  The call will also be broadcast live via the Internet at: http://cnw.ca/3Go68.

Mr Gordon Reykdal, Chairman and CEO, commented, "We are issuing a financial update which is intended to provide investors with an overview of the strong performance of the Company's operations for the relevant periods and we wanted to proceed with this call for the same reason. Our full earnings report will be released May 15, 2013."

Financial update for the three months ended March 31, 2013

•	Loan fees increased to $37.3 million from $30.5 million in the same period last year.
•	Quarterly revenue of $46.7 million, up from $42.1 million for the same quarter last year. March 31, 2012 reflected a $3.2 million deferred revenue charge and was based on 596 branches when compared to 538 for the period ending March 31, 2013.
•	Same branch revenue increased to $84,000 from $73,000 in the same quarter last year.
•	Sales expenses decreased to $26.9 million from $31.8 million for the same quarter last year, reflecting an increased focus on cost control.
•	Branch count of 538 reflects the addition of two branches during the quarter. Compared to March 31, 2012, total branch count was reduced by approximately 10%, or by 56 branches, from 594 to 538.
•	Other revenue of $9.4 million, down from $11.5 million for the same quarter last year. The decrease is related to fewer customers choosing to purchase optional services relative to the same period last year. However, recent price and functionality service adjustments have been made which are expected to improve customer take-up of banking, insurance and other financial service products in forward periods.
•	Operating Margin increased to $10.8 million from a loss of $2.8 million for the same quarter last year.
•	Loan volume was $186.3 million compared to $191.0 million in the second quarter last year.
•	Adjusted EBITDA will be in the range of $6.2-$6.4 million compared to $1.1 million for the same quarter last year.
•	Cash position of $22.4 million is consistent with the prior sequential quarter.

Highlights for the six months ended March 31, 2013

•	Loan fees increased to $75.3 million from $63.4 million in the same period last year.
•	Revenue increased to $96.2 million from $87.9 million for the same period last year. March 31, 2012 reflected a $3.2 million deferred revenue charge and was based on 596 branches when compared to 538 for the period ending March 31, 2013.
•	Same branch revenue increased to $174,000 from $154,000 in the same period last year.
•	Sales expenses decreased to $53.7 million from $63.4 million for the same period last year, reflecting an increased focus on cost control.
•	Other revenue of $20.9 million is down from $24.5 million for the same period last year. The decrease is related to fewer customers choosing to purchase optional services relative to the same period last year. However, recent price and functionality service adjustments have been made which are expected to improve customer take-up of banking, insurance and other financial service products in forward periods.
•	Operating Margin increased to $22.5 million from $4.2 million for the same period last year.
•	Loan volume of $389.8 million compared to $390.6 million in the same period last year.
•	Adjusted EBITDA will be in the range of $15.4-$15.6 million compared to $10.5 million for the same period last year.

"Over the past three quarters we have achieved consistent year-over-year revenue growth and consistent sales expense reductions across our branch network. The second quarter was marked by continued strong performance across the branch network. The introduction in February of a suite of line of credit products in the Province of Ontario has been well received by consumers," Mr. Reykdal said.

"During Q2 of fiscal 2012, the Company commenced a number of efficiency initiatives to improve overall performance, including the closure of underperforming branches and consolidation of related customer accounts into better performing branches. During Q2 fiscal 2013, for the fourth consecutive quarter, we had positive results from these initiatives."

"On a year-over-year basis, same branch sales growth was coupled with a sharp decrease in sales expenses, resulting in strong quarter-over-quarter improvements in branch operating income.  Our cash position remains strong at $22.4 million at the end of the quarter consistent with the prior quarter. Overall, I am pleased with our continued positive direction."

The release of our financial statements for the three and six month periods ending March 31, 2013 has been delayed briefly due to a recently identified change in accounting treatment related to the British Columbia class action lawsuit settlement accrual which will result in an increase in our expense of $8.2 million.  This increase brings the total amount expensed to the maximum exposure of $18.8 million.  The maximum amount of the potential liability was first disclosed in the notes to the financial statements in March 2010, and disclosed thereafter in the annual and quarterly financial statements. The maximum potential exposure consists of approximately $6.2 million in cash, approximately $6.2 million in coupons, and $6.4 million in legal fees which was paid to the plaintiff's counsel in 2010. After cash and credit vouchers have been disbursed by the Settlement Administrator, the remaining accrual for unclaimed credit vouchers as of March 31, 2013 is approximately $6.0 million. The Company will revise its accrual for the settlement to the extent that the applicable de-recognition criteria have been met. Management has not yet determined the impact of this change on the current period's financial statements and those of previous periods.

Update on investigation initiated by Special Committee of the Board

We previously announced that a Special Committee of the Board was undertaking an investigation into our purchase of a portfolio of consumer loans from third-party lenders. The investigation was launched in response to allegations raised by an outside party regarding inappropriate benefits that were alleged to have accrued to certain parties related to the Company and the related accounting treatment. The Special Committee engaged independent legal counsel which, in turn, engaged forensic investigators to conduct factual inquiries necessary for the Special Committee to fulfill its mandate. The Special Committee is in the process of completing its investigation.  As management has previously disclosed, it does not believe that the outcome of the investigation will have any impact on the accounting for the loan acquisition transaction and/or on the accounting for, and disclosure of, any related party transactions. We will report the findings of the Special Committee investigation once it has been finalized.

It should be noted that the change in accounting treatment for the class action accrual identified above is not related to the Special Investigation.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 513 branches across Canada under the banners "Cash Store Financial", "Instaloans" and "The Title Store". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition, as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Performance Measures

Throughout this release, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company's financial results. The non-U.S. GAAP measures mentioned in this release, along with the way in which management calculates them, are defined below.

•	Same branch revenue is used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period, excluding income from centralized collections. Average revenue is defined as revenue for the period divided by the number of branches.
•	EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

Investor Relations are provided by Hayden IR. Contact is Brett Maas, Managing Partner. Contact: (646) 536-7331 (Office); or, (480) 861-2425 (Mobile).

CO: The Cash Store Financial Services Inc.

CNW 21:34e 08-MAY-13